Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Healthier Choices Management Corp. (f/k/a Vapor Corp.) (the “Company”) on Form S-8 (File No. 333-188888), Form S-3 (File No. 333-206053), and Form S-3 (File No. 333-203490) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern and an explanatory paragraph regarding the effects of the one-for-twenty thousand reverse stock split and the presentation of discontinued operations, dated April 8, 2016 with respect to our audit of the consolidated financial statements of Healthier Choices Management Corp. (f/k/a Vapor Corp.) as of December 31, 2015 and for the year then ended, which report is included in this Annual Report on Form 10-K of Healthier Choices Management Corp. (f/k/a Vapor Corp.) for the year ended December 31, 2016.

/s/ Marcum LLP

Marcum LLP

New York, NY

March 24, 2017